K R A M E R   L E V I N   N A F T A L I S   &   F R A N K E L  L L P

Alexandra K. Alberstadt
Special Counsel
Phone 212-715-9151
Fax 212-715-8151
AAlberstadt@KRAMERLEVIN.com

May 1, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Guinness Atkinson Funds
File No. 33-75340, 811-08360

Ladies and Gentlemen:

We understand that our client, Guinness Atkinson Funds, (“Registrant”) is filing via EDGAR, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 46 to Registrant’s Registration Statement on Form N-1A.  This filing is being made primarily to update financial information and make other non-material changes.  Registrant has certified, and we concur, that the filing meets all the requirements for immediate effectiveness pursuant to Rule 485(b) under the Securities Act.

If you have any questions concerning this filing, please call me at 212-715-9151.

Respectfully submitted,

Alexandra K. Alberstadt

AKA:
cc:           James J. Atkinson
Timothy W.N. Guinness
Richard F. Cook
Keith Shintani
Susan J. Penry-Williams, Esq.